SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “CNH Offers Support to Flood-Stricken Midwest”
2.	News Release entitled, “CNH to Implement Surcharge of Five Percent”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going Senior Vice President, General Counsel and Secretary

June 24, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Thomas Witom    News and Information        (630) 887-2345

CNH Offers Support to Flood-Stricken Midwest

BURR RIDGE, Illinois – (June 23, 2008) – CNH (NYSE:CNH) is reaching out to support areas affected by devastating floods in the Midwest, including Burlington, Iowa, where the construction and agricultural equipment manufacturer operates a plant employing some 600 workers.

The total relief effort, including money and machinery – from the company and its dealers – is expected to have a total value of $1 million.

“Our hearts go out to Iowa residents who were hard-hit by the disaster and especially to our Burlington employees who lost their homes,” said Harold Boyanovsky, president and CEO of CNH. “We are poised to supply assistance that includes money and machinery.”

Earlier, two CNH brands responded to the emergency situation by making equipment available for fortifying levees along the swollen Iowa and Mississippi rivers. Case Construction Equipment arranged for the use of several crawler dozers in Oakville, Iowa and other trouble spots, including Green Bay Bottoms along the Mississippi River.

New Holland Construction provided a D95B dozer and M428 telehandler for levee fortification and clean-up operations.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

FOR IMMEDIATE RELEASE

For more information contact:

Gualberto Ranieri Vice President, Communications    +39 335 6055040

CNH to Implement Surcharge of Five Percent

Company cites extraordinary increases in the price of steel, energy and other commodities

BURR RIDGE, Illinois – (June 23, 2008) – CNH Global N.V. (NYSE:CNH), a world leader in the agricultural and construction equipment businesses, has announced that, in response to sharp and sustained increases in its costs for steel, energy, commodities, and transportation, it will implement an approximate 5% across the board surcharge on the base price of all whole goods orders, including attachments and options of its Case IH Agriculture, New Holland Agriculture, Steyr, Case Construction, and New Holland Construction products.

The move follows price rises already introduced by many manufacturing companies worldwide.

Steel prices soared 40% to 50% this year and, according to some forecasters, they could rise even higher as raw material costs continue to climb and global demand for steel and other commodities shows little signs of abating.

“CNH will continue to work to lower our operational costs in manufacturing our leading products through the highly productive efforts of our people, the development and use of state of the art technologies, the implementation in all our industrial sites of the World Class Manufacturing production system and the relentless pursuit of excellence,” said Harold Boyanovsky, CNH Chief Executive Officer.

“Having implemented aggressive internal steps to manage these cost increases throughout our worldwide operations, we have now announced specific price increases. These increases will be shown separately on the invoices as a surcharge. Our global team has worked and will continue to work hard to improve the company’s financial results, and we have the responsibility to take all necessary actions to protect our bottom line and to benefit our employees, customers, dealers, and other stakeholders,” Mr. Boyanovsky added.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.